UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-09587

ELECTRO-SENSORS, INC.
(Exact name of registrant as specified in its charter)

6111 Blue Circle Drive
Minnetonka, Minnesota 55343-9108
(952) 930-0100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: 1*

*On July 30, 2026, Electro-Sensors, Inc. (the “Company”), steute Industrial Controls, Inc. (the “Parent”), and Steute Burwell, Inc. (“Merger Sub”), a wholly-owned subsidiary of the Parent, completed a merger pursuant to the terms of the Agreement and Plan of Merger, dated April 20, 2026 (the “Merger Agreement”), by and among such parties. Pursuant to the Merger Agreement, Merger Sub merged with and into the Company, whereupon the separate corporate existence of Merger Sub ceased and the Company continued its corporate existence under Minnesota law as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Electro-Sensors, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 10, 2026	By:	/s/ David L. Klenk
David L. Klenk
Chief Executive Officer and Chief Financial Officer